EXHIBIT 99.6
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
21 March 2024

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards (BDA)

Consistent with the terms of our remuneration policy, the People & Remuneration Committee has approved a partial deferral of the 2023 annual bonus for members of the Executive Committee to be delivered as BDA.

Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). These awards will vest on 1 December 2026.

BDA were granted to the following PDMRs on 20 March 2024:

	Rio Tinto plc	Rio Tinto Limited
PDMR	No. of shares awarded as BDA	No. of shares awarded as BDA
Stausholm, Jakob	14,211
Cunningham, Peter	8,415
Baatar, Bold	9,667
Barrios, Alfredo	5,904
Kaufman, Sinead		5,060
Pécresse, Jérôme	1,533
Trott, Simon		7,027

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation

Notice to ASX/LSE    2 / 2

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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